UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.
(Exact Name of Registrant as Specified in Charter)

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐ Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibits 5.1, 8.1, 10.1, 23.1, and 23.2 of this Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-273197).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.

Date: December 6, 2023	By:	/s/ Kristin Taylor
	Name:	Kristin Taylor
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Norton Rose Fulbright Canada LLP regarding legality of securities being registered
8.1	Tax Opinion of Dorsey & Whitney LLP
10.1	Underwriting Agreement, dated December 5, 2023, by and between ImmunoPrecise Antibodies Ltd. and The Benchmark Company LLC
23.1	Consent of Norton Rose Fulbright Canada LLP (included in Exhibit 5.1)
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 8.1)